Exhibit 99.1

CureVac Announces Voting Results of Extraordinary General Meeting

TÜBINGEN, Germany / BOSTON, USA – November 25, 2025 – CureVac N.V. (Nasdaq: CVAC)(CureVac or the Company), a pioneering multinational biotech company developing a new class of transformative medicines based on messenger RNA (mRNA), today announced the voting results of its Extraordinary General Meeting (EGM).

CureVac’s shareholders approved all proposals relating to BioNTech SE’s public exchange offer for all outstanding shares in CureVac (Offer) at the EGM with an approval rate of over 99.16% of the votes cast.

The Offer is set to expire at 9:00 am Eastern Time on December 3, 2025, with CureVac’s shareholders advised to tender their shares by 6:00 pm Eastern Time on December 2, 2025, due to operational deadlines.

Voting results – Overview

A table containing tabulations of the votes cast is set forth below:

Agenda Item 3	Consummation of post-offer reorganization
Agenda Item 3.a.	Conditional resolution to enter into a legal merger (juridische fusie) of the Company (as disappearing company) with and into CureVac Merger B.V. (as acquiring company surviving such merger) (New Topco), with New Topco issuing class A shares in its capital to the Company’s shareholders (other than BioNTech SE (Buyer)) and class B shares in its capital to Buyer, in accordance with Sections 2:309 et seq. of the Dutch Civil Code (the Legal Downstream Merger) – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
158,646,068	Yes votes	99.95% of the valid votes cast
84,255	No votes	0.05% of the valid votes cast
Agenda Item 3.b.	Conditional resolution to approve, to the extent required under applicable law and the Company’s articles of association and bylaws (reglementen), (i) the Legal Downstream Merger, (ii) the subsequent sale and transfer of all outstanding shares in the capital of CureVac SE by New Topco to Buyer and (iii) the subsequent cancellation of all outstanding class A shares in the capital of New Topco – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
158,639,956	Yes votes	99.94% of the valid votes cast
89,164	No votes	0.06% of the valid votes cast

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Agenda Item 4	Conditional release from liability
Agenda Item 4.a.	Conditional release of managing directors from liability for the exercise of their duties – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
157,535,455	Yes votes	99.27% of the valid votes cast
1,165,859	No votes	0.73% of the valid votes cast
Agenda Item 4.b.	Conditional release of supervisory directors from liability for the exercise of their duties – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
157,485,433	Yes votes	99.23% of the valid votes cast
1,219,313	No votes	0.77% of the valid votes cast
Agenda Item 5	Conditional appointment of Ramón Zapata Gomez as managing director of the Company – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
157,414,993	Yes votes	99.89% of the valid votes cast
171,497	No votes	0.11% of the valid votes cast
Agenda Item 6	Conditional appointment of supervisory directors
Agenda Item 6.a.	Conditional appointment of Sierk Poetting as supervisory director of the Company – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
156,296,489	Yes votes	99.18% of the valid votes cast
1,289,511	No votes	0.82% of the valid votes cast

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Agenda Item 6.b.	Conditional appointment of James Ryan as supervisory director of the Company – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
156,260,667	Yes votes	99.16% of the valid votes cast
1,327,264	No votes	0.84% of the valid votes cast
Agenda Item 6.c.	Conditional appointment of Annemarie Hanekamp as supervisory director of the Company – accepted
158,803,292	Number of shares for which valid votes were cast (= 70.52% of the registered share capital)
156,257,812	Yes votes	99.16% of the valid votes cast
1,327,765	No votes	0.84% of the valid votes cast

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized precision immunotherapy candidates to treat cancer. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

CureVac, Tübingen, Germany

Corporate Communications

communications@curevac.com

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Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include the settlement of all pending patent disputes in the United States between the company, Pfizer, and BioNTech relating to mRNA-based COVID-19 vaccines, the Company's expectations regarding the outcome of pending litigation in other global jurisdictions, the expected completion of the public exchange offer between BioNTech and the Company, the discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, the timing and impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including risks related to the proposed acquisition by BioNTech, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, the impact of adverse settlements or other judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated form time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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